[Celanese Logo]


Investor Information           Celanese AG             Frankfurter Str. 111
                               Investor Relations      D-61476 Kronberg

                                                       Todd Elliott
                                                        Phone: +49 69 305 83199
                                                        Fax: +49 69 305 83195
                                                        T.Elliott@Celanese.com
February 26, 2004 - report on full year and
                    fourth quarter 2003 results        Andrea Stine
                                                        Phone: +1 908 522 7784
                                                        Fax: +1 908 522 7583
                                                        A.Stine@Celanese.com

                                                       Oliver Stratmann
Celanese earnings decline on higher raw material        Phone: +49 69 305 4139
costs, stock appreciation rights and reorganization     Fax: +49 69 305 83195
expenses in 2003                                        O.Stratmann@Celanese.com



o    2003 accomplishments strengthen company position

o    Operating profit decreases to (euro)106 million from (euro)202 million in
     2002

o    Net earnings decline to (euro)2.65 per share from (euro)3.72 per share

o    Net debt reduced to (euro)387 million


Dear Shareholder,


     Celanese today reported full year 2003 net earnings of (euro)131 million, or (euro)2.65 per share, compared to net earnings of (euro)187 million, or
(euro)3.72 per share for 2002. Earnings from continuing operations decreased to
(euro)128 million or (euro)2.59 per share in 2003, compared to (euro)143 million or (euro)2.84 per share in 2002. Earnings from continuing operations exclude the results of the nylon and the majority of the acrylates businesses, which were divested on December 31, 2003, and February 1, 2004, respectively, and are included in earnings from discontinued operations.

     "Amid very difficult economic conditions in 2003, Celanese completed what it set out to do", said Celanese Chairman Claudio Sonder. "We successfully repositioned our former Chemical Intermediates businesses and are redesigning the Ticona organization for greater growth. As a streamlined and focused company, Celanese is ready to accelerate its growth strategy."

Page 2 of 26                                                     [Celanese Logo]
Date: February 26, 2004



     Net sales for the year remained relatively unchanged at (euro)4.1 billion versus sales in 2002 as price and volume increases as well as the addition of the emulsions business, offset unfavorable currency movements.

     Operating profit declined 48% to (euro)106 million in 2003 compared to
(euro)202 million in 2002. This decline largely reflected increased raw material and energy costs, higher expense for stock appreciation rights and organizational redesign expenses. These factors outweighed increased pricing in the Chemical Products and Acetate Products segments, higher volumes in all segments, particularly in Technical Polymers Ticona and Performance Products, cost reductions and productivity improvements.

     Net debt was reduced by 22% to (euro)387 million as of December 31, 2003 compared to (euro)497 million as of December 31, 2002. Trade working capital decreased to (euro)513 million at December 31, 2003 from (euro)578 million at December 31, 2002. Benefit obligations decreased by (euro)290 million to
(euro)922 million in 2003 from (euro)1,212 million.

     2003 fourth quarter results

     In the fourth quarter of 2003, net earnings were (euro)15 million, or
(euro)0.30 per share, compared to net earnings of (euro)90 million, or
(euro)1.79 per share, for the comparable period last year. Earnings per share from continuing operations decreased to (euro)0.08 per share in the fourth quarter, from (euro)0.58 per share in 2002, and exclude the results of the nylon and acrylates businesses.

     Net sales declined by 4% to (euro)972 million as unfavorable currency movements offset higher volumes in Ticona, Chemical Products and Acetate Products.

     Celanese reported an operating loss of (euro)9 million in the quarter compared to an operating profit of (euro)44 million a year earlier mainly due to higher raw material costs, increased expense for stock appreciation rights of
(euro)7 million and higher special charges of (euro)20 million, largely relating to Ticona's organizational redesign. Celanese also streamlined its manufacturing operations, mainly in the Chemical Products segment and, as a result, recorded termination benefit expenses of (euro)15 million in cost of sales in the fourth quarter of 2003. In addition, the Acetate Products segment recorded a charge of
(euro)7 million, included within depreciation expense, related to potential asset retirement obligations in accordance with SFAS No. 143.


Major Events in 2003

     In 2003, Celanese took major steps to enhance the value of its businesses, invest in new production capacity in growth areas, reduce costs and increase productivity.

Page 3 of 26                                                     [Celanese Logo]
Date: February 26, 2004



Optimizing the portfolio

     o Agreed to sell acrylates business to The Dow Chemical Company as part of its strategy to focus on core businesses; transaction completed in February 2004

     o    Commenced joint venture of European oxo business with Degussa

     o    Sold nylon business to BASF.


Investing in growth areas

     o Received governmental approval and began preparations to build a world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives

     o Announced agreement with China National Tobacco Corporation to double capacities of three acetate tow plants in China, in which Celanese owns a 30% share

     o Brought on stream the Estech GmbH joint venture plant to produce neopolyol esters at Oberhausen, Germany, to supply the growing specialty lubricants markets in Europe, Africa and the Middle East

     o Announced plans to expand the GUR(R) ultra high molecular weight polyethylene plant in Oberhausen, Germany, by 10,000 tons, increasing total worldwide capacity by 17% in the second half of 2004

     o Broke ground with Asian partners for a new investment in a polyacetal plant in China, the world's highest growth market for engineering plastics.


Reducing costs and increasing productivity

     o Agreed to source methanol from Southern Chemical Corporation in 2005 under a multi-year contract expected to reduce significantly overall exposure to U.S. Gulf Coast natural gas volatility

     o Initiated redesign of Ticona's organization to reduce costs and increase productivity

     o Achieved significant cost savings from completion of the Focus and Forward restructuring programs

     o Intensified the use of Six Sigma and other productivity tools throughout the organization to reduce costs and generate additional revenue

     o Began rollout of a company-wide SAP platform to reduce administrative costs

     o Completed a new, more efficient plant for synthesis gas, a primary raw material used at the Oberhausen, Germany, site.

Page 4 of 26                                                     [Celanese Logo]
Date: February 26, 2004



Positioning management for the future

     o David N. Weidman, vice chairman of the Board of Management and chief operating officer, was appointed chairman, effective November 2004; the promotion relates to the retirement of current Chairman Claudio Sonder upon expiration of his contract in October 2004

     o Perry W. Premdas, chief financial officer, announced in February 2004 his intention not to extend his contract, which expires in October 2004; a search is underway for a successor

     o Lyndon Cole, president of Ticona, named to the Board of Management and leader of the Celanese Growth Excellence Council.


Recent Developments

     On December 16, 2003, BCP Crystal GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of (euro)32.50 per share, without interest. The offer commenced on February 2, 2004, and shareholders of Celanese AG can accept the offer until March 15, 2004 (midnight Central European Time, 6:00 p.m. New York City Time). The offer is subject to a number of conditions, including receipt of antitrust clearances, a minimum acceptance of 85% of the outstanding registered ordinary shares of Celanese AG and the absence of certain material adverse changes with respect to Celanese.

Page 5 of 26                                                     [Celanese Logo]
Date: February 26, 2004



     Basis of Presentation

     Resegmentation: In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change in how the company manages the business and assesses performance. This change resulted from recent transactions, including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement expenses associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

     Discontinued Operations: Celanese divested its nylon business (formerly in the Ticona segment) in the fourth quarter of 2003 and the majority of its acrylates business (formerly in the Chemical Intermediates segment) in first quarter of 2004. In the fourth quarter of 2002, Celanese divested Trespaphan (formerly in the Performance Products segment) and the U.S. amines business (formerly in the Chemical Intermediates segment). The results of these and other divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

     Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of (euro)1 million was recorded as the cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

     In January 2003, and subsequently revised in December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs"), which are defined in FIN 46 as entities having equity that is not sufficient to permit the entity to finance its activities without additional financial support; or, whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary at December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. At December 31, 2003, Celanese has not identified any VIEs other than the VIE

Page 6 of 26                                                     [Celanese Logo]
Date: February 26, 2004



discussed in this report. At December 31, 2003, Celanese recorded (euro)35 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. This consolidation is not expected to have a material impact on Celanese's results of operations and cash flows. Celanese is still assessing the impact of consolidating entities that could be considered VIEs that do not meet the definition of a special purpose entity.

     Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited, are subject to approval by the Supervisory Board of the 2003 financial statements and are based on the internal financial data furnished to management. Additionally, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     Reconciliation of Non-GAAP Measures: In an effort to provide investors with additional information regarding the company's results as determined by GAAP, Celanese also discloses trade working capital, net debt, and return on assets, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Management believes that return on assets is appropriate for evaluating the performance of its operating segments. Return on assets, which may be calculated differently by other companies, is calculated as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year. Trade working capital, net debt and return on assets are defined, using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for return on assets is total assets divided by earnings from continuing operations before tax and minority interests.

     Update on sorbates matters: The European Commission announced a decision on October 1, 2003 regarding antitrust matters in the sorbates industry. The commission concluded that Hoechst and other producers operated a cartel between 1979 and 1996. Hoechst was fined (euro)99 million related to this matter. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, the successor to Hoechst's sorbates business, was assigned the obligation related to this matter. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital. Considering this accounting treatment and a previously recorded reserve of (euro)15 million, Celanese recorded in 2003 a special charge of (euro)84 million and a related contribution of capital of (euro)39 million, net of tax. Hoechst appealed the ruling in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

Page 7 of 26                                                     [Celanese Logo]
Date: February 26, 2004

Financial Highlights(1)

Statement of Operations Data:                                                          Chg.
in (euro) millions                                         Q4 2003      Q4 2002        in %     FY 2003      FY 2002
====================================================================================================================
Net sales                                                      972        1,014          -4       4,075        4,064
Special charges                                                (12)           8        n.m.          (5)           5
Operating profit (loss)                                         (9)          44        n.m.         106          202
Earnings (loss) from continuing operations before tax
 and minority interests                                         (3)          48        n.m.         182          213
Earnings from continuing operations                              4           29         -86         128          143
Earnings from discontinued operations                           11           52         -79           4           25
Net earnings                                                    15           90         -83         131          187

Diluted earnings per share (EPS in (euro))(2):
  Earnings from continuing operations                         0.08         0.58         -86        2.59         2.84
  Earnings from discontinued operations                       0.22         1.03         -79        0.08         0.50
  Net earnings                                                0.30         1.79         -83        2.65         3.72
Diluted average shares outstanding (thousands)              49,557       50,300          -1      49,457       50,329
-------------------------------------------------------------------------------               ----------------------

Balance Sheet Data:                                         Dec 31       Dec 31
in (euro) millions                                            2003         2002
-------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates            571          634         -10
Plus: Inventories                                              410          490         -16
Less: Trade payables - third party and affiliates              468          546         -14
-------------------------------------------------------------------------------
Trade working capital                                          513          578         -11

Short-term borrowings and current installments of
 long-term debt                                                117          195         -40
Plus: Long-term debt                                           387          420          -8
-------------------------------------------------------------------------------
Total debt                                                     504          615         -18
Less: Cash and cash equivalents                                117          118          -1
-------------------------------------------------------------------------------
Net debt                                                       387          497         -22

Total assets                                                 5,399        6,127         -12
Shareholders' equity                                         2,048        2,005           2
===========================================================================================

Other Data:                                                                            Chg.
in (euro) millions                                         Q4 2003      Q4 2002        in %     FY 2003      FY 2002
====================================================================================================================
Operating margin (3)                                         -0.9%          4.3%                    2.6%         5.0%
Earnings (loss) from continuing operations before tax
 and minority interests as a percentage of net sales         -0.3%          4.7%                    4.5%         5.2%
Asset turnover(4)                                             n.m.          n.m                    70.7%        61.6%
Return on Equity(5)                                           n.m.          n.m                     6.5%         8.9%
Return on Assets(6)                                           n.m.          n.m                     3.9%         4.1%
Depreciation and amortization expense                           68           62          10         260          262
Capital expenditures                                            65           73         -11         185          214
Number of employees on a continuing basis
 (end of period) in thousands                                  9.5         10.5         -10         9.5         10.5
====================================================================================================================

(1)  Refer to "Basis of Presentation"
(2) Per-share data are based on diluted average shares outstanding in each period
(3)  Defined as operating profit (loss) as a % of net sales
(4) Defined as net sales divided by the average of total assets, at the beginning and end of the year.
(5) Defined as net earnings (loss) divided by the average of total shareholders' equity, at the beginning and end of the year.
(6) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.
     n.m. = not meaningful

Page 8 of 26                                                     [Celanese Logo]
Date: February 26, 2004

Consolidated Statements of Operations

                                                                                       Chg.
in (euro) millions                                         Q4 2003      Q4 2002        in %     FY 2003      FY 2002
====================================================================================================================
Net sales                                                      972        1,014          -4       4,075        4,064
  Cost of sales                                               (844)        (840)          0      (3,436)      (3,340)
-------------------------------------------------------------------------------               ----------------------
Gross profit                                                   128          174         -26         639          724

  Selling, general and administrative expense                 (106)        (120)        -12        (451)        (474)
  Research and development expense                             (20)         (19)          5         (79)         (69)
  Special charges                                              (12)           8        n.m.          (5)           5
  Foreign exchange gain (loss)                                   0            1        -100          (3)           4
  Gain on disposition of assets                                  1            0        n.m.           5           12
-------------------------------------------------------------------------------               ----------------------
Operating profit (loss)                                         (9)          44        n.m.         106          202

  Equity in net earnings of affiliates                           5            7         -29          31           22
  Interest expense                                             (11)         (15)        -27         (43)         (59)
  Interest and other income, net                                12           12           0          88           48
-------------------------------------------------------------------------------               ----------------------
Earnings (loss) from continuing operations before
 tax and minority interests                                     (3)          48        n.m.         182          213

  Income tax benefit (provision)                                 7          (19)       n.m.         (54)         (70)
-------------------------------------------------------------------------------               ----------------------
Earnings from continuing operations before
 minority interests                                              4           29         -86         128          143

  Minority interests                                             0            0           0           0            0
-------------------------------------------------------------------------------               ----------------------
Earnings from continuing operations                              4           29         -86         128          143

  Earnings (loss) from operation of discontinued
   operations (including gain on disposal of
   discontinued operations)                                     13            6        >100           4          (31)
  Related income tax benefit (provision)                        (2)          46        n.m.           0           56
-------------------------------------------------------------------------------               ----------------------
  Earnings from discontinued operations                         11           52         -79           4           25
  Cumulative effect of changes in acct. principles(1)            0            9        -100          (1)          19
-------------------------------------------------------------------------------               ----------------------
Net earnings                                                    15           90         -83         131          187
====================================================================================================================

Earnings (loss) per Share (EPS)(2)

                                                                                       Chg.
in (euro)                                                  Q4 2003      Q4 2002        in %     FY 2003      FY 2002
====================================================================================================================
Basic EPS:
Earnings from continuing operations                           0.08         0.58         -86        2.59         2.84
  Discontinued operations                                     0.22         1.03                    0.08         0.50
  Cum. effect of changes in accounting principles(1)          0.00         0.18                   (0.02)        0.38
-------------------------------------------------------------------------------               ----------------------
Net earnings                                                  0.30         1.79         -83        2.65         3.72
Basic average shares outstanding (thousands)                49,321       50,300          -2      49,446       50,329

Diluted EPS:
Earnings from continuing operations                           0.08         0.58         -86        2.59         2.84
  Discontinued operations                                     0.22         1.03                    0.08         0.50
  Cum. effect of changes in accounting principles(1)          0.00         0.18                   (0.02)        0.38
-------------------------------------------------------------------------------               ----------------------
Net earnings                                                  0.30         1.79         -83        2.65         3.72
Diluted average shares outstanding (thousands)              49,557       50,300          -1      49,457       50,329
====================================================================================================================

(1)  Refer to "Basis of Presentation"
(2) Per-share data are based on weighted average shares outstanding in each period

Page 9 of 26                                                     [Celanese Logo]
Date: February 26, 2004



     Net sales increased by (euro)11 million to (euro)4,075 million in 2003 as compared to (euro)4,064 million in 2002 due primarily to the full year effect of the emulsions business acquired at year-end 2002, higher selling prices, and increased volumes. These effects were partially offset by unfavorable currency movements resulting from the strengthening of the euro versus the U.S. dollar. An increase in the Chemical Products segment offset decreases in the Acetate Products, Ticona, and Performance Products segments.

     Cost of sales increased by 3% to (euro)3,436 million in 2003 compared with
(euro)3,340 million in 2002. Cost of sales as a percentage of net sales also increased to 84% in 2003 from 82% in 2002, reflecting significantly higher raw material and energy costs, partly offset by increased selling prices primarily in the Chemical Products segment.

     Selling, general and administrative expenses decreased by 5% to (euro)451 million in 2003 from (euro)474 million in 2002 mainly due to currency effects and cost reduction efforts, partially offset by an increase in expenses for stock appreciation rights, as well as the inclusion of the emulsions business.

     In 2003, Celanese recorded expense of (euro)5 million in special charges, which consisted of (euro)22 million of restructuring charges, mainly for employee severance costs, (euro)6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and a net (euro)11 million of income from other special charges. Within other special charges, there was income of (euro)94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro)84 million of expenses for antitrust matters in the sorbates industry related to a decision by the European Commission.

     Operating profit declined to (euro)106 million in 2003 compared to
(euro)202 million in 2002. The favorable effects of higher selling prices primarily in the Chemical Products segment and cost reductions, were offset by higher raw material and energy costs, (euro)46 million of additional stock appreciation rights expense, as well as unfavorable currency movements. In addition, Celanese streamlined its manufacturing operations, mainly in the Chemical Products segment and, as a result, recorded termination benefit expenses, in cost of sales, of (euro)22 million, primarily in the fourth quarter of 2003.

     Equity in net earnings of affiliates increased to (euro)31 million in 2003 from (euro)22 million in 2002. This increase was mainly attributable to an increase in earnings from Polyplastics, an investment held by the Ticona segment, partly due to growth in Asia in 2003.

     Interest expense decreased by 27% to (euro)43 million in 2003 from (euro)59 million in 2002. This decrease is primarily related to lower interest rates and currency translation effects, as well as lower average debt levels.

     Interest and other income, net increased to (euro)88 million in 2003 from
(euro)48 million in 2002, mainly due to interest of (euro)18 million on insurance recoveries in the Ticona segment, other

Page 10 of 26                                                    [Celanese Logo]
Date: February 26, 2004



income of (euro)16 million resulting from the demutualization of an insurance provider, and higher dividend income. These increases were partially offset by expense of (euro)12 million related to unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars. Dividend income from investments accounted for under the cost method increased by (euro)11 million to (euro)52 million in 2003 on higher dividends from the Saudi Arabian methanol investment due to higher methanol pricing. Dividend income from the Acetate Products investments in China were lower in 2003 as earnings were reinvested for capacity expansions.

     Celanese recognized income tax expense of (euro)54 million in 2003 compared to (euro)70 million in 2002. The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002.

     In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The preliminary sale price for the business, subject to purchase price adjustments, was U.S. $154 million ((euro)124 million), which consisted of cash proceeds of U.S. $109 million ((euro)88 million) and a note receivable from Dow of U.S. $45 million ((euro)36 million), which is due in March 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of U.S. $95 million ((euro)76 million) to Dow. Any gain or loss on this transaction is not expected to be material. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas, facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro)8 million and recorded a gain of (euro)2 million. This is reflected as a component of discontinued operations.

     In 2003, Celanese recorded (euro)2 million in losses from operations of discontinued operations related to the acrylates and nylon businesses; however a
(euro)2 million gain was recognized related to the nylon divestiture. In 2003, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro)4 million.

Page 11 of 26                                                    [Celanese Logo]
Date: February 26, 2004



     The following table summarizes the results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001.



                                                              Sales                    Operating profit (loss)
                                                  ==============================   ================================
in (euro) millions                                    2003       2002       2001       2003        2002        2001
===================================================================================================================
Discontinued operations of Chemical Products           208        262        335         (2)        (54)        (90)
Discontinued operations of Performance Products          0        273        281          0          10          (5)
Discontinued operations of Ticona                       40         61         67          0          (1)         (4)
-------------------------------------------------------------------------------------------------------------------
Total discontinued operations                          248        596        683         (2)        (45)        (99)
-------------------------------------------------------------------------------------------------------------------

     As a result of the factors mentioned above, the net earnings of Celanese decreased by (euro)56 million to net earnings of (euro)131 million in 2003 compared to (euro)187 million in 2002.

Page 12 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Consolidated Balance Sheets

                                                            Dec 31       Dec 31
in (euro) millions                                            2003         2002
===============================================================================
ASSETS
Current Assets:
  Cash and cash equivalents                                    117          118
  Receivables, net:
    Trade receivables, net - third party and affiliates        571          634
    Other receivables                                          466          443
  Inventories                                                  410          490
  Deferred income taxes                                         53           80
  Other assets                                                  41           44
  Assets of discontinued operations                            130          172
-------------------------------------------------------------------------------
Total current assets                                         1,788        1,981

  Investments                                                  444          454
  Property, plant and equipment, net                         1,354        1,519
  Deferred income taxes                                        478          598
  Other assets                                                 458          541
  Intangible assets, net                                       877        1,034
-------------------------------------------------------------------------------
Total assets                                                 5,399        6,127
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current
   installments of long-term debt                              117          195
  Accounts payable and accrued liabilities:
    Trade payables - third party and affiliates                468          546
    Other current liabilities                                  727          659
  Deferred income taxes                                         15           10
  Income taxes payable                                         211          402
  Liabilities of discontinued operations                        24           31
-------------------------------------------------------------------------------
Total current liabilities                                    1,562        1,843

  Long-term debt                                               387          420
  Deferred income taxes                                         79           52
  Benefit obligations                                          922        1,212
  Other liabilities                                            387          583
  Minority interests                                            14           12
  Shareholders' equity:
    Common stock                                               140          140
    Additional paid-in capital                               2,540        2,496
    Retained deficit                                           (17)        (126)
    Accumulated other comprehensive loss                      (497)        (401)
    Treasury stock at cost                                    (118)        (104)
-------------------------------------------------------------------------------
  Shareholders' equity                                       2,048        2,005
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   5,399        6,127
===============================================================================

Page 13 of 26                                                    [Celanese Logo]
Date: February 26, 2004



    The majority of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions were reduced by foreign exchange translation, as the U.S. dollar weakened against the euro by 17% in 2003.

     Celanese reduced its net debt by 22% to (euro)387 million as of December 31, 2003 compared to (euro)497 million as of December 31, 2002. The decrease primarily represents the net repayment of (euro)63 million of debt and favorable currency movements of (euro)88 million offset by the addition of (euro)30 million of debt related to the consolidation of a variable interest entity under FIN 46.

     Trade working capital decreased to (euro)513 million at December 31, 2003 from (euro)578 million at December 31, 2002, primarily related to foreign currency effects, as well as a decrease in inventory from the high levels at the end of 2002, resulting from advance purchases of wood pulp, a key raw material in the Acetate Products segment. The advance purchases were precipitated by the shutdown of a major supplier. Trade account payables were lower.

     Benefit obligations decreased by (euro)290 million to (euro)922 million in 2003 from (euro)1,212 million largely due to favorable currency movements, an increase in the fair value of plan assets, contributions, payments and a plan amendment related to the U.S. postretirement medical plan. These factors were partially offset by the effects of a decrease in the discount rate for pension plans by 50 basis points to 6.20%. As of December 31, 2003, the funded status of pension benefits improved by (euro)242 million to a shortfall of (euro) 696 million. Postretirement benefit obligations were (euro)336 million compared to
(euro)464 million a year earlier.

Page 14 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Consolidated Statements of Shareholders' Equity

                                                                                     Accum-
                                                                                     ulated
                                                                                     Other
                                                              Addi-                 Compre-                  Total
                                                              tional    Retained    hensive                  Share-
                                                   Common    Paid-in-   Earnings     Income     Treasury    holders'
in (euro) millions                                  Stock     Capital   (Deficit)    (Loss)      Stock       Equity
====================================================================================================================
Balance at December 31, 2001                           143      2,508        (313)        (5)       (123)      2,210

  Net earnings                                                                187                                187
  Other comprehensive income (loss):
    Unrealized gain on securities                                                          2                       2
    Foreign currency translation                                                        (173)                   (173)
    Additional minimum pension liability                                                (220)                   (220)
    Unrealized loss on derivative contracts                                               (5)                     (5)
                                                                                    --------                --------
    Other comprehensive loss                                                            (396)                   (396)
                                                                                                            --------
Comprehensive loss                                                                                              (209)
Amortization of deferred compensation                               3                                              3
Settlement of demerger liability                                    7                                              7
Retirement of treasury stock                            (3)       (22)                                25           -
Purchase of treasury stock                                                                            (6)         (6)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                           140      2,496        (126)      (401)       (104)      2,005
====================================================================================================================

Comprehensive income (loss), net of tax:
  Net earnings                                                                131                                131
  Other comprehensive income (loss):
    Unrealized gain on securities                                                          3                       3
    Foreign currency translation                                                        (114)                   (114)
    Additional minimum pension liability                                                  10                      10
    Unrealized gain on derivative contracts                                                5                       5
                                                                                    --------                --------
    Other comprehensive loss                                                             (96)                    (96)
                                                                                                            --------
Comprehensive income                                                                                              35
Dividends ((euro)0.44 per share)                                              (22)                               (22)
Amortization of deferred compensation                               5                                              5
Settlement of demerger liability                                   39                                             39
Purchase of treasury stock                                                                           (14)        (14)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                           140      2,540         (17)      (497)       (118)      2,048
====================================================================================================================

Page 15 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Consolidated Statements of Cash Flows

in (euro) millions                                         FY 2003      FY 2002
===============================================================================
Operating activities of continuing operations:
  Net earnings                                                 131          187
  Earnings from discontinued operations, net                    (4)         (25)
  Cumulative effect of changes in accounting principles          1          (19)
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Special charges, net of amounts used                          78          (63)
  Depreciation and amortization                                260          262
  Change in equity of affiliates                               (10)          47
  Deferred income taxes                                         67            7
  Gain on disposition of assets, net                            (9)         (12)
  Write-downs of investments                                     4           15
  Loss on foreign currency                                     135          128
  Changes in operating assets and liabilities:
    Trade receivables, net - third party and affiliates         (5)         (94)
    Other receivables                                           20          (20)
    Inventories                                                (10)          (7)
    Trade payables - third party and affiliates                (37)           2
    Other liabilities                                          (93)          (7)
  Income taxes payable                                        (170)          (2)
  Other, net                                                   (11)         (17)
-------------------------------------------------------------------------------
Net cash provided by operating activities                      347          382

Investing activities of continuing operations:
  Capital expenditures on property plant and equipment        (185)        (214)
  Acquisitions of businesses and purchases of
   investments                                                 (15)        (125)
  (Outflow) proceeds on sales of assets                         10          (15)
  Proceeds and payments of borrowings from disposal of
   discontinued operations                                       8          201
  Proceeds from sale of marketable securities                  179          221
  Purchases of marketable securities                          (233)        (239)
  Distributions from affiliates                                  0           41
  Other, net                                                    (3)         (15)
-------------------------------------------------------------------------------
Net cash used in investing activities                         (239)        (145)

Page 16 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Financing activities of continuing operations:
  Short-term borrowings, net                                   (17)        (154)
  Proceeds from long-term debt                                  50           57
  Payments of long-term debt                                   (96)         (53)
  Purchase of treasury stock                                   (14)          (6)
  Dividend payments                                            (22)           0
  Other, net                                                     0            0
-------------------------------------------------------------------------------
Net cash used in financing activities                          (99)        (156)

  Exchange rate effects on cash                                (10)          (8)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            (1)          73
-------------------------------------------------------------------------------

Cash and cash equivalents at beginning of year                 118           45
-------------------------------------------------------------------------------
Cash and cash equivalents at end of period                     117          118
-------------------------------------------------------------------------------

Net cash provided by (used in) discontinued operations:
  Operating activities                                         (10)          16
  Investing activities                                          10          (17)
  Financing activities                                           0           (2)
-------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations           0           (3)
===============================================================================

     Net cash provided by operating activities decreased by (euro)35 million to
(euro)347 million in 2003 compared to 2002 primarily due to higher net taxes paid of (euro)118 million and lower dividends from equity investments of
(euro)48 million largely offset by insurance recoveries of (euro)120 million. In addition, higher contributions of (euro)115 million were made to our U.S. qualified defined benefit pension plan in 2003 compared to (euro)101 million in 2002. The hedging activity of foreign currency intercompany net receivables served to partially offset unfavorable currency effects on net earnings of
(euro)135 million and resulted in a (euro)160 million cash inflow in 2003 compared to (euro)100 million in 2002 due to the timing of settlements of these contracts.

     Net cash used in investing activities was (euro)239 million in 2003 compared to (euro)145 million in 2002. The increase in cash outflows of (euro)94 million in 2003 is mainly due to lower proceeds from disposal of discontinued operations of (euro)193 million and the receipt of (euro)41 million in returns of capital from investments in non-consolidated InfraServ companies in 2002. This increase in cash outflow in 2003 was partially offset by a (euro)125 million cash outflow for the 2002 purchase of the net assets of the emulsions businesses. Additionally, net cash outflows increased by (euro)36 million related to higher net purchases of marketable securities.

     Capital expenditures decreased by (euro)29 million to (euro)185 million in 2003, primarily due to foreign currency effects. Spending in 2003 largely related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a company-wide SAP platform.

Page 17 of 26                                                    [Celanese Logo]
Date: February 26, 2004



     Net cash used in financing activities declined by (euro)57 million to an outflow of (euro)99 million in 2003 compared to 2002. This decrease is primarily related to lower net payments of short-term borrowings of (euro)137 million, offset by net payments of long-term debt in 2003 of (euro)46 million. In addition, in 2003, Celanese paid a cash dividend of (euro)22 million, (euro)0.44 per share, and repurchased 749,848 of its shares for approximately (euro)14 million.



Factors Affecting Fourth-Quarter 2003 Segment Sales

in percent                                              Volume       Price    Currency       Other       Total
==============================================================================================================
  Chemical Products                                          6           1         -12           3          -2
  Acetate Products                                           3           2         -16           0         -11
  Technical Polymers Ticona                                 11          -4          -8           0          -1
  Performance Products                                       0          -6           0           0          -6
--------------------------------------------------------------------------------------------------------------
  Segment total                                              6           0         -12           2          -4
==============================================================================================================

(1)  Other reflects the acquisition of the emulsions business on December 31,
     2002

Factors Affecting Full Year 2003 Segment Sales

in percent                                              Volume       Price    Currency       Other       Total
==============================================================================================================
  Chemical Products                                          1           9         -13           9           6
  Acetate Products                                           1           2         -17           0         -14
  Technical Polymers Ticona                                 10          -3         -10           0          -3
  Performance Products                                       5         -12           0           0          -7
--------------------------------------------------------------------------------------------------------------
  Segment total                                              3           5         -13           6           1
==============================================================================================================

Page 18 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Net Sales

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                        643         658          -2       2,713       2,561
  Acetate Products                                         148         166         -11         578         670
  Technical Polymers Ticona                                158         160          -1         675         696
  Performance Products                                      33          35          -6         150         161
--------------------------------------------------------------------------               ---------------------
Segment total                                              982       1,019          -4       4,116       4,088
  Other activities                                          12          13          -8          44          55
  Intersegment eliminations                                (22)        (18)         22         (85)        (79)
--------------------------------------------------------------------------               ---------------------
Total                                                      972       1,014          -4       4,075       4,064
==============================================================================================================


Operating Profit (Loss)

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                         12          56         -79         122         179
  Acetate Products                                           3           8         -63          11          30
  Technical Polymers Ticona                                (11)         (9)         22         109          29
  Performance Products                                       9           8          13         (39)         48
--------------------------------------------------------------------------               ---------------------
Segment total                                               13          63         -79         203         286
  Other activities                                         (22)        (19)         16         (97)        (84)
--------------------------------------------------------------------------               ---------------------
Total                                                       (9)         44        n.m.         106         202
==============================================================================================================


Special Charges in Operating Profit (Loss)

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                          1           4         -75           1           1
  Acetate Products                                           0           0           0           0           0
  Technical Polymers Ticona                                (14)         (5)       >100          77          (5)
  Performance Products                                       0           0           0         (84)          0
--------------------------------------------------------------------------               ---------------------
Segment total                                              (13)         (1)       >100          (6)         (4)
  Other activities                                           1           9         -89           1           9
--------------------------------------------------------------------------               ---------------------
Total                                                      (12)          8        n.m.          (5)          5
==============================================================================================================


Depreciation and Amortization Expense

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                         34          34           0         139         139
  Acetate Products                                          21          12          75          59          57
  Technical Polymers Ticona                                 11          13         -15          50          55
  Performance Products                                       1           1           0           6           6
--------------------------------------------------------------------------               ---------------------
Segment total                                               67          60          12         254         257
  Other activities                                           1           2         -50           6           5
--------------------------------------------------------------------------               ---------------------
Total                                                       68          62          10         260         262
==============================================================================================================

Page 19 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Earnings (Loss) from Continuing Operations Before Tax and Minority Interests

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                         28          68         -59         160         203
  Acetate Products                                           2           8         -75          14          43
  Technical Polymers Ticona                                 (9)         (9)          0         149          40
  Performance Products                                       9           8          13         (39)         48
--------------------------------------------------------------------------               ---------------------
Segment total                                               30          75         -60         284         334
  Other activities                                         (33)        (27)         22        (102)       (121)
--------------------------------------------------------------------------               ---------------------
Total                                                       (3)         48        n.m.         182         213
==============================================================================================================

Stock Appreciation Rights (Expense) Income

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                         (3)         (2)         50         (12)         (2)
  Acetate Products                                          (1)          0        n.m.          (3)          0
  Technical Polymers Ticona                                 (3)         (3)          0         (11)         (1)
  Performance Products                                       0           0           0          (1)          0
--------------------------------------------------------------------------               ---------------------
Segment total                                               (7)         (5)         40         (27)         (3)
  Other activities                                          (8)         (3)       >100         (23)         (1)
--------------------------------------------------------------------------               ---------------------
Total                                                      (15)         (8)         88         (50)         (4)
==============================================================================================================

Capital Expenditures

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
  Chemical Products                                         31          41         -24          96         106
  Acetate Products                                          11          14         -21          34          31
  Technical Polymers Ticona                                 19          15          27          49          66
  Performance Products                                       1           2         -50           2           4
--------------------------------------------------------------------------               ---------------------
Segment total                                               62          72         -14         181         207
  Other activities                                           3           1        >100           4           7
--------------------------------------------------------------------------               ---------------------
Total                                                       65          73         -11         185         214
==============================================================================================================

Additional Information

                                                                                  Chg.
                                                       Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
Exchange rates ((euro)/$):
  Period ending rate                                    0.7918      0.9536         -17      0.7918      0.9536
  Average rate                                          0.8411      1.0006         -16      0.8840      1.0576
--------------------------------------------------------------------------------------------------------------

Page 20 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Chemical Products

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
Net sales                                                  643         658          -2       2,713       2,561
Operating profit                                            12          56         -79         122         179
Operating margin                                           1.9%        8.5%                    4.5%        7.0%
Special charges                                              1           4         -75           1           1
Earnings from continuing operations before tax
 and minority interests                                     28          68         -59         160         203
Depreciation and amortization                               34          34           0         139         139
Capital expenditures                                        31          41         -24          96         106
--------------------------------------------------------------------------------------------------------------

     Net sales of Chemical Products rose 6% to (euro)2,713 million in 2003 compared to (euro)2,561 million in 2002, due to the full year effect of the emulsions business acquired at year-end 2002 (+10%), higher selling prices (+9%) and increased volumes (+1%). These increases were partly offset by unfavorable currency effects (-13%) and the transfer of the European oxo business to a joint venture in the fourth quarter 2003 (-1%).

     Compared to 2002, selling prices in 2003 increased for major products, including acetic acid and vinyl acetate monomer, following the substantial rise in raw material costs, particularly natural gas, ethylene, and propylene. Volumes rose for acetic acid, particularly in Asia, as volumes were comparably higher due, in part, to an interruption in production in 2002. Vinyl acetate monomer volumes were higher in most regions, partly due to competitor outages, while volumes declined for polyvinyl alcohol in Asia and specialties mainly in Europe due to pricing pressure.

     Chemical Products had income from special charges of (euro)1 million for both 2003 and 2002. The income recorded in 2003 and 2002 related to favorable adjustments to previously recorded restructuring reserves that more than offset employee severance costs related to production facility closures.

     Operating profit decreased to (euro)122 million in 2003 from (euro)179 million in 2002. The contribution from the emulsions business and cost reductions were outweighed by higher energy costs, an increase in stock appreciation rights expense of (euro)10 million and unfavorable currency movements. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half. Termination benefit expenses of (euro)12 million were recorded in cost of sales, primarily in the fourth quarter 2003, related to the streamlining of manufacturing operations and administrative functions.

     Operating profit as a percentage of sales declined to 4.5% in 2003 compared to 7.0% in 2002.

     Earnings (loss) from continuing operations before tax and minority interests declined to (euro)160 million in 2003 compared to (euro)203 million in 2002. This decline resulted from lower operating

Page 21 of 26                                                    [Celanese Logo]
Date: February 26, 2004



profit, partially offset by higher dividends from the Saudi Arabian methanol investment, primarily due to higher methanol pricing.



Acetate Products

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
Net sales                                                  148         166         -11         578         670
Operating profit                                             3           8         -63          11          30
Operating margin                                           2.0%        4.8%                    1.9%        4.5%
Special charges                                              0           0           0           0           0
Earnings from continuing operations before tax
 and minority interests                                      2           8         -75          14          43
Depreciation and amortization                               21          12          75          59          57
Capital expenditures                                        11          14         -21          34          31
--------------------------------------------------------------------------------------------------------------

     Net sales for the Acetate Products segment decreased by 14% to (euro)578 million in 2003 from (euro)670 million in 2002 largely due to unfavorable currency movements (-17%), which were partly offset by higher pricing (+2%) and higher volumes (+1%).

     Average pricing rose in 2003 as higher tow prices offset slightly lower filament prices. Volumes grew as higher demand for filament and flake more than offset slightly lower tow volumes, primarily in Europe and Africa. Despite a long-term trend of declining global demand for filament, volumes improved mainly due to higher demand from the U.S. fashion industry. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also increased due to higher opportunistic sales in the merchant market.

     The Acetate Products segment recorded an operating profit of (euro)11 million in 2003, compared to (euro)30 million in 2002 as higher pricing and volumes, as well as productivity gains, only partially offset higher raw material and energy prices as well as unfavorable currency movements. The segment also incurred costs for transitioning to new wood pulp suppliers as a primary supplier closed its U.S. facility in 2003. Celanese is assessing its worldwide acetate production capacity, and it is probable that the company will close certain facilities in the latter half of this decade. As a result, the Acetate Products segment recorded a charge of (euro)7 million, included within depreciation expense, related to these potential asset retirement obligations in accordance with SFAS No. 143.

     Operating profit as a percentage of sales declined to 1.9% in 2003 compared to 4.5% in 2002.

     Earnings (loss) from continuing operations before tax and minority interests declined to (euro)14 million in 2003 compared to (euro)43 million in 2002. This decline resulted from lower operating profit and lower dividend income from investments in China, where earnings are being reinvested for capacity expansions.

Page 22 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Technical Polymers Ticona

                                                                                  Chg.
in (euro) millions                                     Q4 2003     Q4 2002        in %     FY 2003     FY 2002
==============================================================================================================
Net sales                                                  158         160          -1         675         696
Operating profit (loss)                                    (11)         (9)         22         109          29
Operating margin                                           n.m.        n.m.                   16.1%        4.2%
Special charges                                            (14)         (5)       >100          77          (5)
Earnings (loss) from continuing operations before
 tax and minority interests                                 (9)         (9)          0         149          40
Depreciation and amortization                               11          13         -15          50          55
Capital expenditures                                        19          15          27          49          66
--------------------------------------------------------------------------------------------------------------

     Net sales for Ticona decreased by 3% to (euro)675 million in 2003 from
(euro)696 million in 2002 as higher volumes (+10%) did not offset unfavorable currency movements (-10%) and lower selling prices (-3%).

     Volumes increased in most business lines, particularly in polyacetal and GUR(R) ultra high molecular weight polyethylene. The global volume growth in polyacetals resulted from the development of new end-uses and sales to new customers. Volumes for GUR increased as the result of the commercialization of new applications in North America and Europe, as well as the exit of a major competitor in North America. Pricing declined on a higher percentage of sales from lower priced products and increased competitive pressure from Asian imports of polyacetal into North America.

     Ticona recorded income from special charges of (euro)77 million in 2003 compared to expense of (euro)5 million in 2002. The income in 2003 primarily resulted from insurance recoveries of (euro)94 million associated with the plumbing cases, which was partially offset by restructuring charges for organizational redesign costs of (euro)10 million and the closure of the Telford, UK, compounding facility of (euro)7 million. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States. Additional severance costs to be recorded in special charges, related to the redesign, are expected to be approximately (euro)1 million per quarter in 2004.

     Operating profit increased to (euro)109 million in 2003 versus (euro)29 million in 2002. Income from insurance recoveries, higher volumes, and reduced spending more than offset higher raw material and energy costs, lower pricing, and higher expense associated with stock appreciation rights of (euro)10 million. Ticona continued to incur significant market development costs for cyclo-olefin copolymers in 2003. Termination benefit expenses of (euro)8 million were recorded in cost of sales, primarily in the fourth quarter 2003, related to the streamlining of manufacturing operations and administrative functions.

     Operating profit as a percentage of sales increased from 4.2% in 2002 to 16.1% in 2003, which included the favorable effects of (euro)94 million of income associated with the plumbing cases.

Page 23 of 26                                                    [Celanese Logo]
Date: February 26, 2004



     Earnings (loss) from continuing operations before tax and minority interests increased to (euro)149 million in 2003 compared to (euro)40 million in 2002. This increase resulted from higher operating profit and higher equity earnings from Polyplastics, partly due to growth in Asia in 2003, as well as interest income from insurance recoveries.



Performance Products

                                                                                  Chg.
in (euro) millions                                     Q4 2003    Q4 2002         in %     FY 2003     FY 2002
==============================================================================================================
Net sales                                                   33          35          -6         150         161
Operating profit (loss)                                      9           8          13         (39)         48
Operating margin                                          27.3%       22.9%                    n.m.       29.8%
Special charges                                              0           0           0         (84)          0
Earnings (loss) from continuing operations before
 tax and minority interests                                  9           8          13         (39)         48
Depreciation and amortization                                1           1           0           6           6
Capital expenditures                                         1           2         -50           2           4
--------------------------------------------------------------------------------------------------------------

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 7% to (euro)150 million in 2003 from (euro)161 million in 2002 due to price decreases (-12%), partially offset by increased volumes (+5%).

     Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the European and U.S. production patents in 2005. Increased Sunett volumes reflected strong growth from new applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers intensified during 2003 due to worldwide overcapacity. These conditions for both products are expected to continue in 2004.

     Performance Products recorded special charges of (euro)84 million in 2003, related to a decision by the European Commission on antitrust matters in the sorbates industry.

     Operating profit and earnings (loss) from continuing operations before tax and minority interests declined from (euro)48 million in 2002 to a loss of
(euro)39 million in 2003, due to special charges and lower pricing. This decline was slightly offset by higher Sunett volumes, cost reductions and increased productivity.

Page 24 of 26                                                    [Celanese Logo]
Date: February 26, 2004



     Other Activities

     Net sales for Other Activities decreased by 20% to (euro)44 million in 2003 from (euro)55 million in 2002, primarily reflecting unfavorable currency movements and slightly lower third party sales by the captive insurance companies.

     Other Activities recorded (euro)1 million of income in special charges in 2003 compared to (euro)9 million of income in 2002. The (euro)1 million represented higher than expected collections of a note receivable. The (euro)9 million of income in 2002 related to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to (euro)97 million in 2003 compared to (euro)84 million in 2002. This increase was primarily the result of higher expense for stock appreciation rights of (euro)22 million and lower income from special charges, offset by (euro)18 million of increased income from the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

     Earnings (loss) from continuing operations before tax and minority interests narrowed to a loss of (euro)102 million in 2003 compared to a loss of
(euro)121 million in 2002. This improvement resulted from lower interest expense and higher interest and other income, net, partially offset by higher operating losses. Lower interest expense is primarily due to lower interest rates and currency translation effects as well as lower average debt levels. Higher interest and other income, net resulted primarily from income of (euro)16 million from the demutualization of an insurance provider and the gain on sale of investments of (euro)4 million, partially offset by expense of (euro)12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars.

Page 25 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Outlook

     At the start of 2004, signs of modest economic growth were evident, although visibility remains low. Despite some positive initial indicators, broad and sustainable improvement in demand in industrial markets and consumer confidence remain to be seen.

     Raw material and energy costs are expected to remain at high levels and to weigh on first half 2004 results. A strong euro exchange rate versus the dollar is also likely to continue. In this environment, we will take actions on prices and costs.

     We expect operating profit for the first half of 2004 to be lower than the comparable period of last year when substantial insurance recoveries were recorded. Absent the effect of such insurance recoveries, operating profit is likely to approximate the level of the same period last year. If the BCP offer is successfully completed, it will likely result in material changes to the financing structure, results of future operations and cash flows.



       The Board of Management
       Kronberg/Ts.
       February 26, 2004

Page 26 of 26                                                    [Celanese Logo]
Date: February 26, 2004



Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, the successful completion of the BCP tender offer, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.



Upcoming events

    The 2003 Financial Report will be published on March 11, 2004.
    The Annual General Meeting will be held on June 15, 2004 in Oberhausen, Germany.

Investor Relations

    Todd Elliott
    Phone: +49 69 305 83199    Fax: +49 69 305 83195
    T.Elliott@Celanese.com

    Andrea Stine
    Phone: +1 908 522 7784     Fax: +1 908 522 7583
    A.Stine@Celanese.com

    Oliver Stratmann
    Phone: +49 69 305 4139     Fax: +49 69 305 83195
    O.Stratmann@Celanese.com